

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 20, 2013

<u>Via E-mail</u>
Mr. Brian A. Beatty
Chief Executive Officer
SAExploration Holdings, Inc.
3333 8th Street SE, 3rd Floor
Calgary, Alberta T2G 3A4

      Re: SAExploration Holdings, Inc.
               Registration Statement on Form S-4
               Filed November 1, 2013
               File No. 333-192034
               Definitive Information Statement on Schedule 14C
               Filed October 10, 2013
               File No. 1-35371

Dear Mr. Beatty:

      We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. It appears that the exchange offer for Public Warrants, Private Warrants and Convertible Debt Warrants is an issuer tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E. However, we are unable to locate the Tender Offer Statement on Schedule TO you disclose at page 39 that you have filed. Please advise us if the company intends to file a Schedule TO either prior to effectiveness of the registration statement in reliance on Securities Act Rule 162 or following effectiveness of the registration statement in accordance with Exchange Act Rule 13e-4(b)(1). If so, we remind the company of its obligations under the aforementioned tender offer rules, including the company's obligations under Exchange Act Rule 13e-4(c) and (d).

2.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 13e-4(f)(1)(i). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently presented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Rule 13e-4(a)(3) and (f)(1)(i). Please confirm that the offer will be open at least through midnight on the twentieth business day.

3.   If you do not believe pro forma information about the effect of the Offer is material in the context of this transaction, please explain why in your response letter. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO. Otherwise, provide such information in the prospectus.

Cover Page

4.   We note the disclosure in bold face on the cover page that you "reserve the right to redeem any Warrants, as applicable, pursuant to their terms at any time, including prior to the completion of the Offer." We also not the disclosure on page 2 of the Prospectus Summary about the redemption feature of the Private and Public Warrants. Please indicate the exemption from Rule 14e-5 that would permit you to call or redeem the Warrants from the date of the announcement through the expiration of the Offer. We may have further comments.

Prospectus Summary, page 1

5.   Please include all of the disclosure in Item 1004(a) of Regulation M-A, including the accounting treatment of the Offer. If any of the disclosure called for by that provision is not material in the context of this issuer offer, explain why in your response letter.

6.   Under the subheading "Market Price for Our Common Stock," please disclose the current market price of your common stock and warrants.

The Offer, page 21

Conditions to the Offer, page 23

7.   Refer to the first paragraph after the bulleted conditions listed on page 23. You state that you may "extend, suspend or cancel the Offer" if the registration statement is not effective at the Expiration Date. Clarify what you mean by "suspend" in this context. How would "suspend" be different than extending or canceling (terminating) the Offer, which are already covered in the same sentence? Please revise or advise.

Material U.S. Federal Income Tax Consequences, page 35

8. We note your language that "The following *description summarizes* the material U.S. federal income tax consequences of the receipt of common stock in exchange for the Warrants pursuant to the Offer and the ownership and disposition of the common stock" (emphasis added). We further note that you have provided a "short form" opinion as part of Exhibit. 5.1 that states that "All of the statements set forth in the Registration Statement pertaining to federal income tax law (specifically including federal income tax law discussions in the Prospectus under the headings "Prospectus Summary – Tax Consequences of the Offer" and "The Offer – Material U.S. Federal Income Tax Consequences"), to the extent they constitute *summaries* of matters of United States federal income tax law or legal conclusions with respect thereto, accurately *summarize* the matters described therein in all material respects" (emphases added). Please revise this section to name counsel providing the tax opinion and explicitly provide a tax opinion as to the material tax consequences rather than providing a description or summary of the tax consequences. In this regard, state that the opinion(s) in this "Material U.S. Federal Income Tax Consequences" section is the tax opinion(s) of counsel. Similarly, please revise Exhibit 5.1 to state that the opinion found in the "Material U.S. Federal Income Tax Consequences" section *is* the tax opinion of counsel. See Section III of Staff Legal Bulleting No. 19.

Additional Information; Amendments, page 39

9. Rule 13e-4(f)(8)(i) requires the Offer be open to all holders of Warrants. Tell us how the disclosure in the second paragraph of this section comports with this all holders provision. See also the disclosure on page 2 of the Prospectus in the Summary section.

10. See our last comment above. Indicate how and when you would advise Warrant holders if you determine that you are not legally authorized to make the Offer in any given jurisdiction. We may have further comments.

Letter of Transmittal

11. Please delete the language requiring that the warrant holder to acknowledge that he/she has "reviewed" the Prospectus/Offer to Exchange.

Exhibit 5.1

12. We note that counsel has assumed for purposes of the opinion that the shares to be issued will have been registered under the Securities Act pursuant to the Registration Statement. However, such assumption does not appear to be appropriate with respect to this transaction. Please obtain and file a revised opinion that does not include such assumption.

Definitive Information Statement on Schedule 14C

13. You state in the Form S-4 that "Stockholder approval of the Note Conversion was achieved by written consent of the holders of a majority of the shares of our common stock entitled to vote, as of June 24, 2013 and, as to the further amended and restated Notes, as of August 19, 2013 and October 9, 2013. Such approvals will become effective on November 1, 2013, which is 20 days after the date we mailed an information statement to our stockholders informing them of such approvals." Please tell us what consideration you gave to filing a preliminary information statement on Schedule 14C. See Rule 14c-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, me at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Garney Griggs
       Carol Glendenning
       Melissa Shrewsbury